Exhibit 9(c)(3)

                      AMENDMENT TO PARTICIPATION AGREEMENT

      AMENDMENT to Participation Agreement (the "Agreement") made as of May 2, 1988, by and between SCUDDER VARIABLE LIFE INVESTMENT FUND (the "Fund"), a Massachusetts business trust created under a Declaration of Trust dated March 15, 1985, with a principal place of business in Boston, Massachusetts, and CHARTER NATIONAL LIFE INSURANCE COMPANY (the "Company"), a Missouri corporation with a principal place of business in St. Louis, Missouri.

      WHEREAS, the Fund and the Company wish to amend the Agreement in certain respects;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter contained, the parties hereto agree as follows:

      1. Subparagraph (c) of Paragraph 1 of the Agreement is hereby deleted and the following is substituted therefor:

            (c) The "Company's proportionate share of the excess expenses of a Portfolio" for any fiscal year shall mean a Portfolio's total expenses for such year minus, in the case of all Portfolios except the Managed International Portfolio and Managed Natural Resources Portfolio, .75 of 1%, and in the case of Managed International Portfolio arid Managed Natural Resources Portfolio, 1.5%, of the Portfolio's average daily net assets for such year multiplied by a fraction the denominator of which is the average daily net assets of the Portfolio and the numerator of which is the average daily net asset value of the Shares of the Portfolio owned by the Company, the separate account or accounts of the Company, and any insurance company or the separate account or accounts of such insurance company which is an affiliate thereof which is not a Participating Insurance Company (each individually referred to herein as a "Participating Shareholder").

      2. The first two undesignated paragraphs of Paragraph 9 of the Agreement are hereby deleted and the following are substituted therefor:

            9.    Compliance

            The Fund will comply with the provisions of Section 4240(a) of the New York Insurance Law.

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            Each Portfolio of the Fund will comply with the provisions of
      Section 817(h) of the Internal Revenue Code 1986, as amended (the "Code"), relating to diversification requirements for variable annuity, endowment and life insurance contracts. Specifically, each Portfolio will comply with either (i) the requirement of Section 817(h)(1) of the Code that its assets be adequately diversified, or (ii) the "Safe Harbor for Diversification" specified in Section 817(h)(2) of the Code, or (iii) the diversification requirement of Section 817(h)(1) of the Code by having all or part of its assets invested in U.S. Treasury securities which qualify for the "Special Rule for Investments in United States Obligations" specified in Section 817(h)(3) of the Code.

            3. As of the date hereof, this amendment supercedes all prior amendments.

      IN WINTESS WHEREOF, each of the Parties has caused this instrument to be executed in its name and behalf by its duty authorized representative and its seal to be hereunder affixed as of the 2nd day of May, 1988.

                                    SCUDDER VARIABLE LIFE INVESTMENT FUND


                                    By /s/ David B. Watts
                                       ---------------------------
                                       President

                                    CHARTER NATIONAL LIFE INSURANCE COMPANY


                                    By /s/ Charles M. Butts, Jr.
                                       ----------------------------
                                       Title: